SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2013

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES (Bermuda) LTD.
(Registrant)

Date: July 10, 2013	By	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & Chief Executive Officer

Contacts:

In Taiwan Dr. S.K. Chen ChipMOS TECHNOLOGIES (Bermuda) LTD. +886-6-507-7712 s.k._chen@chipmos.com	In the U.S. David Pasquale Global IR Partners +1-914-337-8801 dpasquale@globalirpartners.com

ChipMOS REPORTS JUNE 2013 AND 2Q13 REVENUE

Hsinchu, Taiwan, July 10, 2013 - ChipMOS TECHNOLOGIES (Bermuda) LTD. (“ChipMOS” or the “Company’’) (NASDAQ: IMOS) today reported its unaudited consolidated revenue for the month and quarter ended June 30, 2013.

Revenue for the month of June 2013 was NT$1,718.5 million or US$57.4 million, an increase of 4.4% from the month of May 2013 and an increase of 5.5% from the same period in 2012. On a quarterly basis, revenue for the second quarter of 2013 was NT$4,939.2 million or US$164.9 million, an increase of 11.7% from the first quarter of 2013 and an increase of 2.3% from the same period in 2012. Revenue for the second quarter of 2013 is in-line with the Company’s guidance that revenue was expected to increase by approximately 10% to 14%, as compared to the first quarter of 2013. The Company expects gross margin on a consolidated basis for the second quarter of 2013 to be approximately 15.5%, as compared to guidance of approximately 14% to 18%. Revenue growth and gross margin improvement reflect continued strength in the Company’s LCD Driver and bumping businesses, with additional demand for assembly services. All U.S. figures in this release are based on the exchange rate of NT$29.96 to US$1.00 as of June 28, 2013.

Consolidated Monthly Revenues (Unaudited)

	June 2013	May 2013	June 2012	MoM Change	YoY Change
Revenues (NT$ million)	1,718.5	1,646.6	1,628.4	4.4%	5.5%

Revenues (US$ million)	57.4	55.0	54.4	4.4%	5.5%

Consolidated Quarterly Revenues (Unaudited)

	Second Quarter 2013	First Quarter 2013	Second Quarter 2012	QoQ Change	YoY Change
Revenues (NT$ million)	4,939.2	4,420.7	4,829.3	11.7%	2.3%

Revenues (US$ million)	164.9	147.6	161.2	11.7%	2.3%

ChipMOS’ June 2013 consolidated revenues included revenues of ChipMOS TECHNOLOGIES INC., ChipMOS U.S.A., Inc., ThaiLin Semiconductor Corp. and MODERN MIND TECHNOLOGY LIMITED and its wholly-owned subsidiary ChipMOS TECHNOLOGIES (Shanghai) LTD.

About ChipMOS TECHNOLOGIES (Bermuda) LTD.:

ChipMOS (http://www.chipmos.com) is a leading independent provider of semiconductor testing and assembly services to customers in Taiwan, Japan, and the U.S. With advanced facilities in Hsinchu and Southern Taiwan Science Parks in Taiwan and Shanghai, ChipMOS and its subsidiaries provide testing and assembly services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries.

Forward-Looking Statements

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.